
SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2002
WASH. D.C.
154
SECTION



VF 9-5-02

UNITED S[illegible]
SECURITIES AND EXCH[illegible]
Washington, D.[illegible]

02053062

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Clarke 617-314-0282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

expires 1/10/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2002 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Moors & Cabot, Inc. as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2002

MOORS & CABOT, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CASH	$ 790,126
SECURITIES OWNED, At market value	2,386,127
RECEIVABLES:	
Brokers and dealers	1,526,079
Employees and related parties	1,011,197
SECURED DEMAND NOTES RECEIVABLE	2,523,000
OFFICE EQUIPMENT AND FIXTURES, At cost (less accumulated depreciation of $1,111,414)	588,750
PREPAID EXPENSES AND OTHER ASSETS	2,030,720
TOTAL ASSETS	$10,855,999

LIABILITIES AND STOCKHOLDERS' EQUITY

SECURITIES SOLD BUT NOT YET PURCHASED, At market value	$ 855,632
ACCRUED COMMISSIONS	1,949,179
OTHER	2,815,010
NOTE PAYABLE	281,250
Total liabilities	5,901,071
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	3,523,000
COMMITMENTS	
STOCKHOLDERS' EQUITY:	
Common stock:	
Class A (voting), no par value; authorized, 12,500 shares; issued and outstanding, 208 shares	400,200
Class B (nonvoting), no par value; authorized, 12,500 shares; issued and outstanding, none	-
Additional paid-in capital	46,000
Retained earnings	985,728
Total stockholders' equity	1,431,928
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,855,999

See notes to statement of financial condition.

MOORS & CABOT, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS

The Company – Moors & Cabot, Inc. (the "Company") is a Massachusetts corporation and a broker and dealer in securities. The Company is 51% owned by an individual and 49% owned by M&C, Inc. M&C, Inc. is 100% owned by the Chairman of Moors & Cabot, Inc. The Company is engaged in buying and selling securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Correspondent Services Company ("CSC"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

The agreement between the Company and CSC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from CSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary. In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions – The Company follows the practice of accounting for securities transactions on a trade-date basis and the related income on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results that are materially different from those which would be reported by accounting for the results on a trade-date basis.

Investments in Securities – Marketable securities owned and marketable securities sold but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

Depreciation and Amortization – Depreciation of office equipment and fixtures is provided using the straight-line method over their useful lives of three to five years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

Income Taxes – The Company accounts for taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, a deferred tax asset, or liability, is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair-value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers and employees and related parties, secured demand notes receivable, payables, and liabilities subordinated to claims of general creditors approximate fair value because of the short maturity of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those investments.

Recent Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This statement affects the accounting of premiums, includes guidelines for the determination, measurement and testing of impairment, and requires disclosure of information about goodwill and other intangible assets in the years subsequent to their acquisition that was not previously required. The provisions of SFAS No. 142 are required to be applied starting with the Company's fiscal years beginning after July 1, 2002. The Company does not expect the adoption of SFAS No. 142 to have a material impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will not have a material impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will not have a material impact on its financial condition, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning after May 15, 2002. The Company believes that the adoption of SFAS No. 145 will not have a material impact on its financial condition, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its financial condition, results of operations or cash flows.

3. RELATED-PARTY TRANSACTIONS

The Company pays certain operating expenses for M&C, Inc., the minority stockholder (49%) in the Company, and is subsequently reimbursed. Amounts receivable from employees and related entities amounted to $1,011,197 at June 30, 2002.

The $2,523,000 subordinated debt of the Company is owed to employees and other related parties at June 30, 2002.

4. NOTE PAYABLE

The Company has outstanding a $281,250 note payable. The remaining principal payment on the note of $281,250 was paid on July 1, 2002. Interest was accrued based on the prime rate (4.75% at June 30, 2002).

5. SUBORDINATED INDEBTEDNESS

Under the terms of the Company's various agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2002 matures as follows:

Employees and other related parties – automatic annual renewal provisions unless written notice from lenders is received:	
Seven months preceding the scheduled maturity date	$ 123,000
Thirteen months preceding the scheduled maturity date	2,400,000
Revolving credit line agreement – matures May 31, 2004	1,000,000
	$3,523,000

Of the above borrowings under the subordinated loans, $2,523,000 bears interest at the prime rate (4.75% at June 30, 2002). The subordinated debt is collateralized by a secured demand note. The demand note is secured by cash and securities.

On May 31, 2002, the Company entered into a junior subordinated revolving credit agreement with an affiliate of CSC whereby the Company may borrow up to $2,000,000. The agreement expires on May 31, 2004; interest is payable monthly at LIBOR (2.25% at June 30, 2002) plus 2%. At June 30, 2002, the Company had $1,000,000 outstanding under this agreement.

6. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital of $520,850 as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method) on June 30, 2002. Essentially, net capital is defined as stockholders' equity and subordinated indebtedness, less certain deductions for assets that are not readily convertible into cash.

At June 30, 2002, the Company's net capital exceeded requirements by $454,812.

7. LEASE COMMITMENTS

The Company has entered into operating lease agreements for its primary office space and various equipment. At June 30, 2002, minimum rental commitments under long-term operating leases are as follows:

Year Ending June 30	Operating Leases
2003	$ 336,150
2004	336,150
Total minimum lease payments	$ 672,300

For the years ended June 30, 2003 and 2004, the minimum rental commitments to a related party are $336,150 per year.

8. 401(k) PLAN

The Company sponsors a defined contribution employee savings and investment plan (the "Plan"). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21.

9. LITIGATION

The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

* * * * * *

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the "Company") for the year ended June 30, 2002 (on which we issued our report dated August 27, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the New York Stock Exchange Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 27, 2002

Moors & Cabot, Inc.
(Sec. I.D. No. 8-23066)

Independent Auditors' Report

Statement of Financial Condition
As of June 30, 2002
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT